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                                                                       Exhibit 9



                           GOULDS PUMPS, INCORPORATED
                          300 WILLOWBROOK OFFICE PARK
                            FAIRPORT, NY 14450-4285

                                                                  April 25, 1997

Dear Stockholder:

     I am pleased to inform you that on April 20, 1997, Goulds Pumps, Incorporated (the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") with ITT Industries, Inc., an Indiana corporation ("ITT Industries"), and George Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of ITT Industries (the "Purchaser"). Pursuant to the Merger Agreement, the Purchaser is today commencing a tender offer (the "Offer") to purchase (i) all outstanding shares of Common Stock, par value $1.00 per share, of the Company (the "Shares") at a price of $37.00 per Share net to the seller in cash, without interest thereon. The Merger Agreement provides that each Share not acquired by the Purchaser pursuant to the Offer will be exchanged for the same consideration payable pursuant to the Offer in cash in connection with the merger (the "Merger") of the Purchaser into the Company, which will occur as soon as practicable following the consummation of the Offer.

     Your Board of Directors has unanimously approved the Merger Agreement and the transactions contemplated thereby and determined that the Offer and the Merger are fair to, and in the best interests of, the stockholders of the Company. Accordingly, the Board of Directors recommends that stockholders accept the Offer and tender their Shares to the Purchaser pursuant to the Offer.

     In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors which are described in the enclosed
Schedule 14D-9, including, among other things, the opinion of Goldman, Sachs & Co. ("Goldman Sachs"), the Company's financial advisor, that the $37.00 per Share to be received by the stockholders of the Company in the Offer and the Merger is fair to such stockholders. The full text of the written opinion of Goldman Sachs, which sets forth assumptions made, matters considered and limitations on the review undertaken in connection with such opinion, is attached hereto and stockholders are urged to read the opinion in its entirety.

     Additional information with respect to the transaction is contained in the enclosed Schedule 14D-9. Also enclosed is the Purchaser's Offer to Purchase, dated April 25, 1997, and related materials, including a Letter of Transmittal to be used for tendering your Shares. These documents set forth the terms and conditions of the Offer and provide instructions as to how to tender your Shares. We urge you to read the enclosed material and consider this information carefully.

                                          Sincerely,

                                          /s/ THOMAS C. MCDERMOTT
                                          THOMAS C. MCDERMOTT
                                          Chairman, President and
                                          Chief Executive Officer